Exhibit 4.2

AGREEMENT IN PRINCIPLE


                  THIS AGREEMENT IN PRINCIPLE, dated as of January 6, 1998 (this "Agreement"), by and between NAPRO BIOTHERAPEUTICS, INC., a Delaware corporation (the "Company"), and the undersigned holder (the "Holder") of one of the Company's Senior Convertible Notes due June 4, 2000 (the "Note").

                  1. With regard to the Inconvertibility Notices given by the Holder on or prior to the date of this Agreement, the Company shall satisfy all obligations to redeem a portion of the Note arising from the inconvertibility of the Note specified in such Inconvertibility Notices by payment of $150,000 (plus accrued and unpaid interest to the date of payment) to the Holder in immediately available funds on or before January 8, 1998. The parties agree that upon such payment, the principal amount outstanding of the Note shall be $1,258,257.49. No reduction of the Maximum Share Amount shall be made in connection with such payment.

                  2. The Company shall prepay an aggregate of $250,000 principal amount of the Note in equal monthly installments of $62,500 (plus accrued and unpaid interest thereon to the date of repayment) on the first day of each calendar month, commencing February 1, 1998. No reduction of the Maximum Share Amount shall be made in connection with any such repayment. Notwithstanding the foregoing provisions of this Section 2, if for any period of five consecutive Trading Days on or after the date of this Agreement the arithmetic average of the Market Price of the Common Stock is at least $3.75 per share, then the Company shall have no further obligation to make payments to the Holder pursuant to this Section 2 (other than payments which became due prior to the date such average Market Price occurred).

                  3. The Company and the Holder agree in principle to a modification of the $1,008,257.49 principal amount of such Holder's Note remaining (after the amounts referred to in Sections 1 and 2) as described on Exhibit A attached hereto. At such time as the Company is no longer obligated to repay the portion of the Note provided in Section 2, such remaining portion shall also be subject to the modifications described on Exhibit A attached hereto.

                  4. This Agreement is subject to preparation, negotiation, execution and delivery on or before January 19, 1998 of definitive documentation setting forth the modifications described on Exhibit A attached hereto on terms mutually satisfactory to the Company and each Holder and approval of the terms of such documents by the Boards of Directors or similar persons of the Company and each Holder.

                  5. In connection with this Agreement, the Company and the Holder have executed a Mandatory Redemption Waiver, dated as of the date hereof, in the form attached hereto as Exhibit B.

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    6. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings provided in the Note.

                  7. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts to be made and performed entirely in the State of New York.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their officers or other representatives as of the date first set forth above.

                                                NAPRO BIOTHERAPEUTICS, INC.



                                                By: \s\ Gordon H. Link, Jr.
                                                Name:Gordon H. Link, Jr.
                                                Title: Chief Financial Officer


                                                OMICRON PARTNERS, L.P.



                                                By:/s/
                                                Name:
                                                Title:



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